

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2023

Ali Kashani
Chief Executive Officer
Serve Robotics Inc.
730 Broadway
Redwood City, CA 94063

      **Re: Serve Robotics Inc.**
          **Amendment No. 1 to Registration Statement on Form S-1**
          **Filed November 1, 2023**
          **File No. 333-274547**

Dear Ali Kashani:

      We have reviewed your amended registration statement and have the following comment(s).

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 11, 2023 letter.

Amendment No. 1 to Form S-1 filed November 1, 2023

Recent Developments
Private Placement , page 4

1.    You disclosed that you sold 4,121,632 shares of our common stock pursuant to a private placement offering, at a purchase price of $4.00 per share in multiple closings through October 26, 2023. However, we note that 937,961 of these shares were issued to convert the outstanding principal of your Bridge Notes and not issued for cash. Please revise your disclosure here and on pages 38 and 55, to clarify that only 3,183,671 shares were sold at a purchase price of $4.00 per share as disclosed on page II-2.

Description of Our Business, page 40

2.      We note your response to prior comment 14 and reissue in part. Describe any warranties and/or indemnifications you provide in relation to your robots and their operations. Fully describe the material terms of your agreements with Uber and Seven-11.

3.      We note disclosure on page 41 and elsewhere that indicates you "currently do not expect to be able to build and deploy robots in 2024 based on our existing capital," yet disclosure on page 47 refers to your roadmap as including "a new generation of robots launched in 2024." Please revise to reconcile the apparent inconsistency.

Selling Stockholders, page 95

4.      You disclose that, "Unless otherwise indicated . . . no selling stockholder is a broker-dealer or an affiliate of a broker-dealer," and the prospectus cover appears to indicate that Bridge Broker Warrants and Placement Agent Warrants were issued to broker-dealers, yet none of the selling shareholders are identified as such in the table. Please revise your disclosure accordingly or advise.

Shares Eligible for Future Sale, page 110

5.      Please revise this section and related disclosure elsewhere in the registration statement, including the prospectus summary and risk factors, to clarify whether and how Rule 144 transfer restrictions apply in the context of the current offering. To the extent that the one-year period following Form 10 disclosure is relevant, specifically identify the date such disclosure was made, reconciling the apparent inconsistency on pages 30 and 110.

General

6.      We note your response to prior comment 1. Please revise the following disclosure on page 20 to clarify your deposit obligation: "We maintain a banking relationship with Silicon Valley Bank and are required to keep deposits with Silicon Valley Bank." Additionally clarify the applicability of the risk factor disclosure regarding "restricted substances" and offshore robotic systems on pages 24-25. Revise references on page 55 to subsequent closings to sell remaining shares in the Private Placement, and potential sale of 2,500,000 shares to cover over-subscriptions, or advise.

7.      We note your response to prior comment 4. Please further address the following:

•      Revise the prospectus cover page to disclose the transfer restrictions applicable to the shares being offered for resale.
•      Revise the offering subsection of the prospectus summary to clearly indicate whether all the shares being offered for resale are subject to lock-up restrictions and quantify the number of shares, if any, not subject thereto.
•      The description of lock-up provisions on page 3 refers to 12 months from the start of commencement of trading on certain markets, while the agreement filed as Exhibit

      10.21 refers to 12 months from the Closing Date; revise to reconcile the apparent inconsistency. Additionally describe any provisions regarding the release or extension of lock-up restrictions, or revise the references thereto.

- If lock-up restrictions are related to the commencement of trading, revise disclosure on pages 30-31 to additionally disclose how the lack of trading market for your stock and not meeting initial listing standards affect the offering, and to discuss related material risks to the Company and potential investors.

      Please contact Ernest Greene at 202-551-3733 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Jennifer Angelini at 202-551-3047 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing